Exhibit 3.05

AMENDMENT NO. 2 TO THE

BYLAWS OF

AMYRIS, INC.

(a Delaware corporation)

Section 2.1 of the Bylaws is hereby amended, to read, in full, as follows:

“Section 2.1: Number; Qualifications. The Board of Directors shall consist of not more than eleven (11) nor fewer than six (6) members. Unless otherwise set forth in the Corporation’s Certificate of Incorporation, the exact number of directors may be fixed from time to time by resolution of the Board of Directors. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation”